Exhibit 99.1

Recon Technology Reports Fiscal 2017 Third Quarter and First Nine Months Financial Results

Highlighted by Higher Revenues and Improved Non GAAP Results

BEIJING, May 15, 2017 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a leading independent oilfield services provider operating primarily in China, today reported its financial results for the third quarter and first nine months of fiscal year 2017, which ended March 31, 2017.

Third Quarter FY2017 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the third quarter of FY2017 increased by 30% to RMB5.9 million ($0.9 million)
•	Gross profit for the third quarter of FY2017 was RMB1.1 million ($0.2 million)
•	Gross profit margin decreased to 18.3%, largely reflecting reduction in selling prices during this period in order to seize new market share while costs of sales remained stable.
•	Net loss attributable to Recon for the third quarter of FY2017 was RMB7.2 million ($1.0 million), or RMB0.81 ($0.12) per basic and diluted share, an improvement compared to RMB9.6 million, or RMB1.66 per basic and diluted share, for the same period of last fiscal year.
•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was RMB2.1 million ($306,137), or RMB0.24 ($0.03) per basic and diluted share, for the third quarter of FY2017, compared to non-GAAP net loss attributable to common shareholders of RMB6.8 million, or RMB1.16 per basic and diluted share, for the same period last fiscal year.

First Fiscal Nine Months ended March 31, 2017 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the first nine months of FY2017 increased by 19.0% to RMB44.0 million ($6.4 million)
•	Gross profit for the first nine months of FY2017 was RMB15.5 million ($2.2 million)
•	Gross profit margin improved by 13.9% to 35.2%, largely due to continued revenues generated by higher margin projects stemming from its automation projects and investments in developing its oilfield waste water treatment services as of this fiscal year
•	Net loss attributable to Recon for the first nine months of FY2017 was RMB17.0 million ($2.5 million), or RMB2.43 ($0.35) per basic and diluted share, compared to RMB21.0 million, or RMB3.75 per basic and diluted share, for the same period of last fiscal year.
•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was RMB2.3 million ($340,110), or RMB0.33 ($0.05) per basic and diluted share, for the first nine months of FY2017, compared to non-GAAP net loss attributable to common shareholders of RMB15.0 million, or RMB2.68 per basic and diluted share, for the same period last fiscal year.
•	RMB3.93 ($0.57) per share in shareholders’ equity per share

Management Commentary

Mr. Shenping Yin, Chairman and CEO of Recon stated, “The third quarter ended March 31, 2017 brought a number of operational achievements, such as our successful expansion into a new market in Changqing for our automation products and our development of wastewater treatment technology. We saw many encouraging signs of the industry beginning to turnaround, which allowed us to further improve our operations. Based on our current contractual agreements and partnerships, as well some positive bidding results, we remain confident in our ability to achieve our goal of a 30% increase in revenues for the fiscal year.”

Results of Operations

The following condensed consolidated results of operations include the results of operations of the Company’s wholly owned subsidiaries and its variable interest entities (“VIEs”), Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”).

On November 25, 2016, the Company began reporting under Rule 3b-4 of the Securities Exchange Act of 1934 as a foreign private issuer, including the filing of annual reports on Form 20-F and current reports on Form 6-K. Recon has provided selected fiscal 2017 third quarter results, with greater detail on its first half financial results in this report.

Selected Financial Highlights in RMB

(in 000s, except number of shares and per share data)

Conversion US$1.0: RMB6.89 at March 31, 2017

	3 months ended March 31, 2016	3 months ended March 31, 2017	9 months ended March 31, 2016	9 months ended March 31, 2017
Sales	4,539	5,898	36,975	44,013
Cost of Revenues	2,839	4,816	29,111	28,522
Gross Profit	1,700	1,082	7,864	15,491
Gross Profit Margin	37%	18%	21%	35%

Loss from Operations	(8,246)	(6,971)	(20,202)	(16,265)

Net Loss Attributable to Recon Technology, Ltd	(9,627)	(7,187)	(20,995)	(16,999)
Non U.S. GAAP Net Loss attributable to common shareholders	(6,762)	(2,110)	(14,989)	(2,344)
Basic and Weighted Average Number of Diluted Common Shares Outstanding(1)	5,804,005	8,926,631	5,603,229	7,006,354
Basic and Diluted Loss per Share	(1.66)	(0.81)	(3.75)	(2.43)
Non U.S. GAAP adjusted loss per basic and diluted share	(1.16)	(0.24)	(2.68)	(0.33)

(1)	Includes 3,010,000 shares that are not vested and remain subject to forfeiture in whole or part, as disclosed on a current report on Form 6-K filed December 9, 2016.

3 MONTHS ENDED MARCH 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenue

Total revenues for the three months ended March 31, 2017 increased by 30% to RMB5.9 million ($0.9 million) compared to RMB4.5 million, largely due to increased sales of equipment due to more furnaces provided to the Company’s new client, Changqing Oilfield, a major subsidiary of PetroChina and the largest producing oilfield of China.

Cost and Margin

The Company’s gross profit decreased by 36% to RMB1.1 million (or $0.2 million) for the three months ended March 31, 2017 from RMB1.7 million in the prior year period. Gross profit margin decreased to 18.3% from 37.5% in the prior year period. The significant decrease in gross margin was largely due to lower price furnace products sold during this period in order to seize new market share.

Net Loss

Loss from operations was RMB7.0 million ($1.0 million) during the three months ended March 31, 2017, compared to RMB8.2 million in the prior year period. The decrease in net loss is largely due to higher total revenues and lower provision for doubtful accounts, offset by higher cost of revenues, share-based compensation, as well as the research and development expenses.

Net loss attributable to Recon Technology for the three months ended March 31, 2017 was RMB7.2 million ($1.0 million), or RMB0.81 ($0.12) per basic and diluted share based on 8.9 million basic and diluted shares outstanding, compared to RMB9.6 million, or RMB1.66 per basic and diluted share based on 5.8 million basic and diluted shares outstanding in the prior year period.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB2.1 million ($306,137), or RMB0.24 ($0.03) per diluted share, for the three months ended March 31, 2017, compared to adjusted net loss attributable to common shareholders of RMB6.8 million, or RMB1.16 per basic and diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

9 MONTHS ENDED MARCH 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenue

	For the Nine Months Ended
	March 31,
				Percentage
	2016	2017	Increase	Change
Hardware and software- non-related parties	¥35,877,231	¥41,202,856	¥5,325,625	14.8%
Service	1,098,258	2,809,874	1,711,616	155.8%
Total revenues	¥36,975,489	¥44,012,730	¥7,037,241	19.0%

Our total revenues for the nine months ended March 31, 2017 were approximately ¥44.0 million ($6.4 million), an increase of approximately ¥7.0 million or 19.0% from ¥37.0 million for the nine months ended March 31, 2016. The overall increase in revenue was accomplished through our expansion of new clients and development of new business. See below for more detail:

	For the Nine Months Ended
	March 31
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥25,137,674	¥18,901,400	¥(6,236,274)	(24.8)%
Equipment and accessories	10,739,557	22,301,456	11,561,899	107.7%
Waste water treatment products	-	2,737,704	2,737,704	100.0%
Other services	1,098,258	72,170	(1,026,088)	(93.4)%
Total revenue - Hardware and software- non-related parties	¥36,975,489	¥44,012,730	¥7,037,241	19.0%

(1)	As shown above, the overall increase in revenue was primarily affected by the increased sales of equipment, primarily more furnaces provided to our new client, Changqing Oilfield, a major subsidiary of PetroChina and the largest producing oilfield of China.

(2)	The Company invested in R&D of new products used for oilfield waste water treatment beginning in 2016, and the outcome was gradually reflected its operating results. For the nine months ended March 31, 2017, this new business continued to contribute revenue and margin to our operation. Management expects to obtain more business in the coming months due to our technical advantage and long-term cooperation with oilfield companies.

(3)	Revenue from other services decreased by ¥1.0 million or 93.4% mainly because we provided furnace maintenance services as required by clients in FY2016 while there was no such requirement during the same period of FY2017.

Cost and Margin

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Total revenues	¥36,975,489	¥44,012,730	¥7,037,241	19.0%
Cost of revenues	29,111,166	28,522,003	(589,163)	(2.0)%
Gross profit	¥7,864,323	¥15,490,727	¥7,626,404	97.0%
Margin %	21.3%	35.2%	13.9%	-

Cost of Revenues. Our cost of revenues decreased from approximately ¥29.1 million for the nine months ended March 31, 2016 to approximately ¥28.5 million ($4.1 million) for the same period in 2017, a decrease of approximately ¥0.6 million ($85,496), or 2.0%. This decrease was mainly caused by less revenue generated from automation products and software which has higher cost of revenue.

Gross Profit. Our gross profit increased to approximately ¥15.5 million ($2.2 million) for the nine months ended March 31, 2017 from approximately ¥7.9 million for the same period in 2016. Our gross profit as a percentage of revenue increased to 35.2% for the nine months ended March 31, 2017 from 21.3% for the same period in 2016. This was mainly due to higher margin automation projects and waste water treatment business during this period.

Operating Expenses

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Selling and distribution expenses	¥3,443,464	¥5,111,070	¥1,667,606	48.4%
% of revenue	9.3%	11.6%	2.3	-
General and administrative expenses	14,531,491	20,973,292	6,441,801	44.3%
% of revenue	39.3%	47.6%	8.3	-
Provision for (reversal of) doubtful accounts	4,334,148	(876,530)	(5,210,678)	(120.2)%
% of revenue	11.7%	(2.0)%	(13.7)	-
Research and development expenses	5,757,141	6,547,582	790,441	13.7%
% of revenue	15.6%	14.9%	(0.7)	-
Operating expenses	¥28,066,244	¥31,755,414	¥3,689,170	13.1%

Selling and Distribution Expenses.  Selling and distribution expenses consist primarily of salaries and related expenditures of our sales and marketing organization, sales commissions, costs of our marketing programs including traveling charges, advertising and trade shows, and an allocation of our facilities, depreciation expenses and rental expense, as well as shipping charges. Selling expenses increased by approximately ¥1.7 million ($0.2 million) for the nine months ended March 31, 2017 compared to the same period in 2016. This increase was primarily due to an increase in onsite projects service expenses as a result of projects increase. Selling expenses were 11.6% of total revenues for the nine months ended march 31, 2017 and 9.3% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 44.3% or ¥6.4 million ($0.9 million), from approximately ¥14.5 million in the nine months ended March 31, 2016 to approximately ¥21.0 million ($3.0 million) in the same period of 2017. The increase in general and administrative expenses was mainly due to an increase in salaries and share-based compensation. General and administrative expenses were 47.6% of total revenues in the nine months ended March 31, 2017 and 39.3% of total revenues in the same period of 2016.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥4.3 million for nine months ended March 31, 2016 and reversed provision for doubtful accounts of ¥0.9 million ($127,196) for the same period in 2017. The decrease in provision of doubtful accounts mainly resulted from management’s efforts to collect long outstanding receivables.

Research and development (“R&D”) expenses.  Research and development expenses consist primarily of salaries and related expenditures for our research and development projects. Research and development expenses increased from approximately ¥5.8 million for the nine months ended March 31, 2016 to approximately ¥6.5 million ($1.0 million) for the same period of 2017. This increase was primarily due to more research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform.

Net Loss

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Loss from operations	¥(20,201,921)	¥(16,264,687)	¥3,937,234	19.5%
Interest and other expense	(248,489)	(185,591)	62,898	25.3%

Loss before income taxes	(20,450,410)	(16,450,278)	4,000,132	19.6%
Provision for income taxes	544,772	264,344	(280,428)	(51.5)%

Net loss	(20,995,182)	(16,714,622)	4,280,560	20.4%

Less: Net income attributable to non-controlling interest	-	284,649	284,649	100.0%
Net loss attributable to Recon Technology, Ltd	¥(20,995,182)	¥(16,999,271)	¥3,995,911	19.0%

Loss from operations.  Loss from operations was approximately ¥16.3 million ($2.4 million) for the nine months ended March 31, 2017, compared to a loss of ¥20.2 million for the same period of 2016. This ¥3.9 million ($0.6 million) decrease in loss from operations was primary due to an increase in gross profit, as well as a decrease in provision for doubtful accounts and partly offset by increased general and administrative expenses as discussed above.

Basic and diluted loss per share. Basic and diluted loss per share attributable to common shareholders was RMB2.43, as compared to RMB3.75, for the nine months ended March 31, 2016.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses (non-GAAP) such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB2,343,740 ($340,110), or RMB 0.33 ($0.05) per diluted share, for the nine months ended March 31, 2017, compared to non U.S. GAAP net loss attributable to common shareholders of RMB15.0 million, or RMB2.68 per diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Highlights in RMB

Conversion US$1.0: RMB6.89 at March 31, 2017

	3/31/2017	6/30/2016	Percentage Change
Cash and Cash Equivalents	4,334,610	1,817,620	138.48%
Total Current Assets	72,161,271	74,322,220	(2.91)%
Total Assets	74,779,306	79,450,314	(5.88)%
Working Capital	44,814,662	44,471,702	0.77%
Total Liabilities (No Long-Term Debt)	27,346,609	29,850,518	(8.39)%
Shareholders’ Equity	38,924,551	41,376,299	(5.93)%
Total Liabilities and Shareholders' Equity	74,779,306	79,450,314	(5.88)%

Cash from Operating Activities. Net cash provided by operating activities was approximately ¥9.1 million ($1.3 million) for the nine months ended March 31, 2017. This was an increase of approximately ¥10.4 million ($1.5 million) compared to net cash used in operating activities of approximately ¥1.3 million for the nine months ended March 31, 2016. The increase in net cash provided by operating activities for the nine months ended March 31, 2017 was primarily attributable to the net loss available to the Company in the amount of ¥16.7 million ($2.4 million), share based compensation of ¥11.4 million ($1.6 million) and restricted shares issued for services of ¥3.9 million ($0.6 million) as reconciled, and collections of other receivable, an increase in trade accounts payable and a decrease in inventory, partly offset by an increase in purchase advance.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥0.3 million ($44.0 thousand) for the nine months ended March 31, 2017, which was a decrease in cash used in investing activities of approximately ¥0.1 million compared to the same period in 2016. The decrease is due to a decrease in the Company’s purchase of additional property and equipment.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥6.2 million ($0.9 million) for the nine months ended March 31, 2017, as compared to net cash used in financing activities of $8.1 million for the same period in 2016. During the nine months ended March 31, 2017, we repaid ¥13.4 million ($1.9 million) in short-term borrowings to two related parties and repaid ¥0.5million ($76.9 thousand) in short-term borrowings to one third-party, and we received ¥7.8 million ($1.1 million) from two related parties.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Use of Non -GAAP Financial Measures

To supplement Recon’s condensed consolidated financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), Recon uses the following non-GAAP financial measures: certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense, basic and diluted earnings (losses) per common share excludes non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Recon believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding non-cash items, which may not be indicative of its operating performance.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Currency Conversion

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.89 to US$1.00, the noon buying rate as of March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. Prior period numbers have been recast into the new reporting currency.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Liu Jia

Recon Technology, Ltd.

+86 (10) 84945799

info@recon.cn

Investor Relations

The Equity Group Inc.

In China

Katherine Yao, Senior Associate

+86-10-6587-6435

kyao@equityny.com

In U.S.

Adam Prior, Senior Vice President

+1 (212) 836-9606

aprior@equityny.com

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of June 30,	As of March 31,	As of March 31,
	2016	2017	2017
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥1,817,620	¥4,334,610	$629,011
Notes receivable	4,660,177	6,901,356	1,001,480
Trade accounts receivable, net	38,097,626	38,215,853	5,545,638
Inventories, net	6,313,070	2,998,273	435,090
Other receivables, net	22,000,112	12,862,240	1,866,485
Purchase advances, net	1,323,305	6,676,554	968,858
Prepaid expenses	110,310	172,385	25,015
Total current assets	74,322,220	72,161,271	10,471,577

Property and equipment, net	2,907,762	2,618,035	379,912
Long-term trade accounts receivable, net	2,220,332	-	-
Total Assets	¥79,450,314	¥74,779,306	$10,851,489

Current liabilities
Trade accounts payable	¥7,540,430	¥11,025,579	$1,599,961
Other payables	2,972,192	2,113,520	306,700
Other payable- related parties	3,680,244	3,449,920	500,630
Deferred revenue	406,681	447,070	64,876
Advances from customers	200,600	231,600	33,608
Accrued payroll and employees' welfare	381,109	1,687,427	244,869
Accrued expenses	261,348	193,274	28,043
Taxes payable	755,880	673,806	97,778
Short-term borrowings	530,000	-	-
Short-term borrowings - related parties	12,941,848	7,344,227	1,065,747
Deferred tax liability	180,186	180,186	26,147
Total current liabilities	29,850,518	27,346,609	3,968,359

Commitments and contingency
Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 9,902,914 and 5,804,005 shares issued and outstanding as of March 31, 2017 and June 30, 2016, respectively)	741,467	1,261,823	183,108
Additional paid-in capital	100,612,455	114,747,630	16,651,437
Statutory reserve	4,148,929	4,148,929	602,066
Accumulated deficits	(63,907,512)	(80,906,783)	(11,740,671)
Accumulated other comprehensive loss	(219,040)	(327,048)	(47,458)
Total shareholders’ equity	41,376,299	38,924,551	5,648,482
Non-controlling interest	8,223,497	8,508,146	1,234,647
Total equity	49,599,796	47,432,697	6,883,129
Total Liabilities and Equity	¥79,450,314	¥74,779,306	$10,851,488

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the nine months ended			For the three months ended
	March 31,			March 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD

Revenues
Hardware and software	¥35,877,231	¥41,202,856	$5,979,093	¥4,539,099	¥5,897,622	$855,825
Service	1,098,258	2,809,874	407,751	-	-	-
Total revenues	36,975,489	44,012,730	6,386,844	4,539,099	5,897,622	855,825

Cost of revenues
Hardware and software	28,434,196	26,489,931	3,844,049	2,839,120	4,816,497	698,939
Service	676,970	2,032,072	294,881	-	-	-
Total cost of revenues	29,111,166	28,522,003	4,138,930	2,839,120	4,816,497	698,939
Gross profit	7,864,323	15,490,727	2,247,914	1,699,979	1,081,125	156,886

Selling and distribution expenses	3,443,464	5,111,070	741,686	819,116	915,981	132,921
General and administrative expenses	14,531,491	20,973,292	3,043,509	5,718,046	5,728,585	831,295
Provision for doubtful accounts	4,334,148	(876,530)	(127,196)	2,180,811	(185,566)	(26,928)
Research and development expenses	5,757,141	6,547,582	950,143	1,228,105	1,592,780	231,134
Operating expenses	28,066,244	31,755,414	4,608,142	9,946,078	8,051,780	1,168,422

Loss from operations	(20,201,921)	(16,264,687)	(2,360,228)	(8,246,099)	(6,970,655)	(1,011,536)

Other income (expenses)
Subsidy income	289,087	96,905	14,062	164,367	89,098	12,929
Interest income	147,092	65,776	9,545	42,373	16,798	2,438
Interest expense	(672,789)	(423,875)	(61,510)	(198,589)	(138,013)	(20,028)
Income (loss) from foreign currency exchange	(21,032)	22,603	3,280	(20,830)	19,588	2,842
Other income (expense)	9,153	53,000	7,691	44,323	(10,524)	(1,527)
Other income (expense)	(248,489)	(185,591)	(26,932)	31,644	(23,053)	(3,346)
Loss before income tax	(20,450,410)	(16,450,278)	(2,387,160)	(8,214,455)	(6,993,708)	(1,014,882)
Income tax expenses	544,772	264,344	38,360	1,412,945	284,487	41,283
Net loss	(20,995,182)	(16,714,622)	(2,425,520)	(9,627,400)	(7,278,195)	(1,056,165)
					-	-
Less: Net income(loss) attributable to non-controlling interest	-	284,649	41,306	-	(91,563)	(13,287)
Net loss attributable to Recon Technology, Ltd	¥(20,995,182)	¥(16,999,271)	$(2,466,826)	¥(9,627,400)	¥(7,186,632)	$(1,042,878)

Comprehensive loss
Net loss	(20,995,182)	(16,714,622)	(2,425,520)	(9,627,400)	(7,278,195)	(1,056,165)
Foreign currency translation adjustment	63,400	(108,008)	(15,673)	(59,390)	(33,856)	(4,913)
Comprehensive loss	(20,931,782)	(16,822,630)	(2,441,193)	(9,686,790)	(7,312,051)	(1,061,078)
Less: Comprehensive income(loss) attributable to non-controlling interest	7,044	284,649	41,306	(6,599)	(91,563)	(13,287)
Comprehensive loss attributable to Recon Technology, Ltd	¥(20,938,826)	¥(17,107,279)	$(2,482,499)	¥(9,680,191)	¥(7,220,488)	$(1,047,791)

Loss per common share - basic and diluted	¥(3.75)	¥(2.43)	$(0.35)	¥(1.66)	¥(0.81)	$(0.12)
Weighted - average shares -basic and diluted	5,603,229	7,006,354	7,006,354	5,804,005	8,926,631	8,926,631

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended March 31,
	2016	2017	2017
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(20,995,182)	¥(16,714,622)	$(2,425,520)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	728,092	636,072	92,303
Gain from disposal of equipment	(40,688)	(35,919)	(5,212)
Provision for (recovery of) doubtful accounts	4,334,148	(876,530)	(127,196)
Reversal of slow moving inventories	(95,122)	-	-
Share based compensation	4,134,042	11,361,034	1,648,640
Deferred tax provision	1,742,098	-	-
Restricted shares issued for services	1,871,722	3,294,497	478,076
Changes in operating assets and liabilities:
Notes receivable	2,706,820	(2,241,179)	(325,225)
Trade accounts receivable	5,705,680	2,554,495	370,692
Trade accounts receivable-related parties	4,569,800	-	-
Inventories	503,627	3,314,798	481,022
Other receivable, net	(2,566,250)	9,652,913	1,400,768
Other receivables-related parties, net	91,021	-	-
Purchase advance, net	4,361,022	(5,458,035)	(792,035)
Purchase advance-related parties, net	394,034	-	-
Prepaid expense	629,622	(62,074)	(9,008)
Prepaid expense - related parties, net	(210,000)	-	-
Trade accounts payable	(6,981,485)	3,485,149	505,742
Other payables	820,214	(858,672)	(124,605)
Other payables-related parties	(659,373)	(230,324)	(33,423)
Deferred revenue	(1,981,194)	40,389	5,861
Advances from customers	(143,406)	31,000	4,499
Accrued payroll and employees' welfare	82,028	1,306,318	189,564
Accrued expenses	67,803	(14,851)	(2,155)
Taxes payable	(357,116)	(89,615)	(13,004)
Net cash provided by (used in) operating activities	(1,288,043)	9,094,844	1,319,784

Cash flows from investing activities:
Purchases of property and equipment	(502,658)	(354,784)	(51,484)
Proceeds from disposal of equipment	60,000	51,900	7,531
Net cash used in investing activities	(442,658)	(302,884)	(43,953)

Cash flows from financing activities:
Proceeds from short-term bank loans	500,000	-	-
Repayments of short-term bank loans	(500,000)	-	-
Repayment of short-term borrowings	-	(530,000)	(76,910)
Proceeds from short-term borrowings-related parties	8,525,400	7,758,318	1,125,837
Repayment of short-term borrowings-related parties	(16,748,394)	(13,409,163)	(1,945,851)
Proceeds from sale of common stock, net of issuance costs	168,319	-	-
Net cash used in financing activities	(8,054,675)	(6,180,845)	(896,924)

Effect of exchange rate fluctuation on cash and cash equivalents	60,390	(94,125)	(13,657)

Net increase (decrease) in cash	(9,724,986)	2,516,990	365,250
Cash at beginning of period	12,344,929	1,817,620	263,761
Cas at end of period	¥2,619,943	¥4,334,610	$629,011

Supplemental cash flow information
Cash paid during the period for interest	¥672,789	¥454,414	$65,942
Cash paid during the period for taxes	¥142,477	¥284,487	$41,283

Non-cash investing and financing activities
Issuance of common stock to prepay professional services	¥2,265,442	¥3,294,497	$478,076
Non-cash transaction for AR and short-term borrowings-related parties offset	¥200,000	¥-	$-

Reconciliation of Non-GAAP Financial Measures

	For the three months ended
	March 31,
	2016	2017	2017
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(9,627,400)	¥(7,186,632)	$(1,042,878)

Special items (A):
Restricted shares issued for consulting services	1,305,361	2,530,110	367,153
Stock compensation expense	1,560,467	2,546,885	369,588
Adjusted net loss attributable to common shareholders	¥(6,761,572)	¥(2,109,637)	$(306,137)

Reconciliation of U.S. GAAP Loss Per Share
to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share
Basic and diluted	¥(1.66)	¥(0.81)	$(0.12)
Impact of special items on earnings per share
Basic and diluted	0.50	0.57	0.09
Non U.S. GAAP adjusted loss per share
Basic and diluted	¥(1.16)	¥(0.24)	$(0.03)
Weighted-average shares – basic and diluted	5,804,005	8,926,631	8,926,631

	For the nine months ended
	March 31,
	2016	2017	2017
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(20,995,182)	¥(16,999,271)	$(2,466,826)
Special items (A):
Restricted shares issued for consulting services	1,871,722	3,294,497	478,076
Stock compensation expense	4,134,042	11,361,034	1,648,640
Adjusted net loss attributable to common shareholders	¥(14,989,418)	¥(2,343,740)	$(340,110)

Reconciliation of U.S. GAAP Loss Per Share
to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share	¥(3.75)	¥(2.43)	$(0.35)
Impact of special items on earnings per share	1.07	2.10	0.30
Non U.S. GAAP adjusted loss per share	¥(2.68)	¥(0.33)	$(0.05)
Weighted-average shares – basic and diluted	5,603,229	7,006,354	7,006,354